06010613

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4

By Airmail

SEC MAIL PROCESSING SECTION RECEIVED FEB 01 2006 152 WASH. D.C.

20th January, 2006.

Dear Sirs,

SUPPL

EMI Group plc - Ref. No: 82-373

Further to our filing of 20th January 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement dated 20th January 2006, confirming that Lehman Brothers International (Europe) no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
FEB 06 2006
THOMSON
FINANCIAL

Enc.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/10

Company Announcements Office,
London Stock Exchange.

10th January, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Lehman Brothers International (Europe), in a letter dated 18th January 2006 and received on 20th January 2006, that, as of 17th January 2006, it ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

20th January, 2006.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 18th January 2006, I enclose one copy of each of the following items that the Company has delivered the London Stock Exchange:

(a) an announcement, dated 19th January 2006, confirming that FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 18th January 2006, held 32,359,007 shares, being 4.09% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd; and,

(b) an announcement, dated 20th January 2006, confirming that:
- FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 19th January 2006, held 40,869,042 shares, being 5.17% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd; and,
- Deutsche Bank AG London has notified the Company that Deutsche Bank AG and its subsidiaries have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 19th January 2006, held 30,843,814, being 3.9% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 06/08

Company Announcements Office,
London Stock Exchange.

19th January, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Fidelity Investments International, in a letter dated 18th January 2006 and received by fax on 19th January 2006, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have increased their interests in EMI Group plc Ordinary Shares of 14p each and, as of 18th January 2006, held 32,359,007 shares, being 4.09% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 06/09

Company Announcements Office,
London Stock Exchange.

20th January, 2006.

EMI GROUP PLC
Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by:

(a) Fidelity Investments International, in a letter dated and received by fax after the close of business on 19th January 2006, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have increased their interests in EMI Group plc Ordinary Shares of 14p each and, as of 19th January 2006, held 40,869,042 shares, being 5.17% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd; and,

(b) Deutsche Bank AG London, in a letter dated 19th January 2006 and received by fax on 20th January 2006, that Deutsche Bank AG and its subsidiaries have decreased their holding in EMI Group plc Ordinary Shares of 14p each and, as at 19th January 2006, had an interest in 30,843,814 shares, being 3.9% of the shares in issue.